SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 17, 2004

Partner Communications Company Ltd.

(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure:	Press Release dated May 14, 2004 re: Partner Communications announces that the time framework set for the execution of the definitive agreement to acquire holdings of Matav Cable Systems has expired.

PARTNER COMMUNICATIONS ANNOUNCES THAT THE TIME FRAMEWORK SET FOR THE EXECUTION
OF A DEFINITIVE AGREEMENT TO ACQUIRE HOLDINGS OF MATAV CABLE SYSTEMS HAS
EXPIRED

THE PARTIES INTEND TO CONTINUE DISCUSSIONS IN EFFORT TO REACH AN AGREEMENT

ROSH HA’AYIN, Israel — May 14th, 2004 — Partner Communications Company Ltd. (NASDAQ, Tel Aviv: PTNR, London: PCCD) announced today that in regard to its announcement dated March 15th, 2004, the time framework set for the execution of a definitive agreement to acquire holdings of MATAV Cable System Media Ltd. by Partner, has expired. However, the parties intend to continue discussions in an effort to reach an agreement. At this point there is no assurance that such an agreement shall be concluded.

About Partner Communication

Partner Communications Company Ltd. is a leading Israeli mobile communications operator known for its GSM/GPRS based services and the development of wirefree applications under the preferred orange™ brand. The Company commenced full commercial operation in January 1999 and through its network, provides quality of service and a range of features to approximately 2.1 million subscribers in Israel. Partner subscribers can use roaming services in 136 destinations using 303 GSM networks. The Company was awarded a 3G license in 2002. Partner’s ADSs are quoted on NASDAQ under the symbol PTNR and on the London Stock Exchange (LSE) and the Tel Aviv Stock Exchange (TASE) under the symbol PTNR.

For further information please visit: http://www.investors.partner.co.il.

Contact:
          Dr. Dan Eldar
          V.P. Carrier, International and Investor Relations
          Tel: +972 67 814151
          Fax: +972 67 814161
          E-mail: dan.eldar@orange.co.il

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

	By	/s/ Alan Gelman Name: Alan Gelman Title: Chief Financial Officer
Dated: May 17, 2004